FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2003

AMCOR LIMITED
(Translation of registrant’s name into English)

679 Victoria Street Abbotsford 3067
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒       Form 40-F    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☒       No    ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-0000869428

For Release :  Friday, January 3, 2003

AMCOR SELLS ITS JOINT VENTURE STAKE IN THE WHITE CAP NORTH
AMERICAN CLOSURE OPERATIONS

Amcor announces today that it has entered into a definitive agreement to sell its 65% stake of Amcor White Cap LLC to Silgan Holdings Inc, its 35% joint venture partner.

This joint venture consists of seven plants, six in the United States and one plant in Mexico.

The price for the 65% equity holding is A$66 million, (US$37.1 million), which is equivalent to the book value. The joint venture has debt of approximately A$156 million, (US$88 million), which is consolidated on Amcor’s balance sheet.

Amcor will continue to develop its position in the fast growing plastic closures market in North America through its joint venture partner Bericap. Amcor also retains 100% ownership of the European and Asian metal closures operations as well as small facilities in Brazil and Venezuela.

Amcor’s Managing Director, Mr Russell Jones said: “Strategically it was important to resolve the position of the joint venture and move forward in North America with either 100% ownership of the closures operations or to sell out completely.

“The North American metal closures business is in the process of significant rationalisation and restructuring that will require substantial effort over the next two years. Through a shotgun sale arrangement, we offered a fair price that reflected the value of the business and the risks involved.

Amcor has developed a strong plastic closures operation in North America through its joint venture with Bericap. This business has delivered consistent growth over a number of years and the new plant in California has a solid order book and will make a positive contribution this year.

“Bericap is a world leader in plastic closures and the solid platform that already exists in North America can be expanded further.

“In Europe the metal closures operation is extremely well managed and delivers very good returns.  It will remain a key part of the business mix, especially as we move to build a position in plastic closures in Europe.”

The transaction is expected to be finalised by the beginning of April 2003.

ENDS

Further information contact:
Russell Jones	John Murray
Managing Director	Executive General Manager Corporate Affairs
Ph: +61 3 9226 9000	Ph: +61 3 9226 9005

Amcor Limited ABN 62 000 017 372
679 Victoria Street Abbotsford Victoria 3067  Australia
GPO Box 1643N Melbourne Victoria 3001  Australia
Tel: 61 3 9226 9000  Fax: 61 3 9226 9050
www.amcor.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMCOR LIMITED
(Registrant)

By:	/s/ PETER MCDONNELL
(Signature)
Peter McDonnell
General Manager Group Accounting

Date  February 3rd, 2003